FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	November	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	MYSPACE AND RIM SHATTER DOWNLOAD RECORDS	2

Document 1

MYSPACE AND RIM SHATTER DOWNLOAD RECORDS

MySpace for BlackBerry Smartphones Exceeds 400,000 Downloads in First Week

LOS ANGELES and WATERLOO, ON—November 21, 2008–MySpace, the world’s premier social network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today announced record download numbers of the MySpace for BlackBerry® smartphones application in its first week of availability.

Since the application’s launch on November 13, 2008 there have been more than 400,000 downloads which represents an all-time high for both MySpace and RIM in terms of first week application downloads. Through the MySpace for BlackBerry® smartphones application, users collectively sent and received more than 15 million messages and updated their mood and status over two million times in the first week.

“We established an innovative and collaborative partnership with RIM to address a key desire of consumers to have greater mobile connectivity and interaction with their friends and the global community at large,” said Chris DeWolfe, co-founder and chief executive officer of MySpace. “This record shows just how much of a force in the mobile consumer space RIM and MySpace have become.”

“This rapid adoption is a reflection of an evolving consumer lifestyle where social connectivity and information access are more important than ever,” said Jim Balsillie, Co-Chief Executive Officer at Research In Motion. “This powerful new mobile application combines social networking and mobility in a highly personalized and empowering manner and we are very excited to see such a positive response in the first week.”

The MySpace for BlackBerry smartphones application is fully optimized to deliver rich content and data to users on the go. MySpace for BlackBerry smartphones integrates MySpace’s primary social networking components with the BlackBerry platform to provide instant, push-based messaging to users. It is available for download at www.blackberry.com/myspace or m.myspace.com from your BlackBerry® Browser. The application is available for a wide variety of BlackBerry smartphones, including the BlackBerry® Bold™, BlackBerry® Curve™, BlackBerry® Pearl™ and BlackBerry® 8800™ Series, and will be available to BlackBerry® Storm™ users beginning November 24, 2008.

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About BlackBerry® Hub

The BlackBerry hub on My Space empowers the MySpace community to access the latest BlackBerry smartphone news, content, videos, games, ringtones, and skins.

About MySpace

MySpace, a unit of Fox Interactive Media Inc., is the premier lifestyle portal for connecting with friends, discovering popular culture, and making a positive impact on the world. MySpace has created a connected global community by integrating web profiles, blogs, instant messaging, e-mail, music streaming, music videos, photo galleries, classified listings, events, groups, college communities, and member forums. MySpace's international network includes more than 30 localized community sites in the United States, Brazil, Canada, Latin America, Mexico, Austria, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Australia, India, Japan, and New Zealand. Fox Interactive Media is a division of News Corp. (NYSE:NWS - News, NWS.A - News; ASX:NWS - News, NWSLV - News).

Among the top 2000 domains comScore Media Metrix, September 2008. For more information on comScore Networks, please go to www.comscore.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Contact

MySpace

Amy Walgenbach

(415) 293-9181

awalgenbach@myspace.com

Brodeur Partners (PR Agency for RIM)

Marisa Conway

(212) 515-1924

mconway@brodeur.com

Investor Contact

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 24, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President Investor Relations